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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No.   3)
                                           -------

                         GIBRALTAR PACKAGING GROUP, INC.
--------------------------------------------------------------------------------

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------

                                   374758-100
                 -----------------------------------------------

                            Harvey M. Eisenberg, Esq.
                        O'Sullivan, Graev & Karabell, LLP
                              30 Rockefeller Plaza
                                   41st Floor
                            New York, New York 10112
                                 (212) 408-2400

--------------------------------------------------------------------------------

                                 January 1, 1998
                 -----------------------------------------------

Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
 CUSIP No.      374758-100                       Page   2   of   9   Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Chase Venture Capital Association, L.P. (f/k/a Chemical Venture Capital Associates, A California Limited Partnership) 13-337-6808

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) / /
                                                               (b) / /
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         SC
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         California
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER
     NUMBER OF                   274,739
SHARES BENEFICIALLY      -------------------------------------------------------
     OWNED BY             8     SHARED VOTING POWER
       EACH                      -0-
     REPORTING           -------------------------------------------------------
      PERSON              9     SOLE DISPOSITIVE POWER
       WITH                      274,739
                         -------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          274,739
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           5.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
           PN
--------------------------------------------------------------------------------
                                     2 of 9

                                  SCHEDULE 13D
                                  ------------

Issuer:  Gibraltar Packaging Group, Inc.                CUSIP Number: 374758-100
--------------------------------------------------------------------------------

Preliminary Note
----------------

All information set forth herein has been adjusted to reflect a change in the name and address of the reporting person.

Item 2.     Identity and Background.
-----------------------------------

This statement is being filed by Chase Venture Capital Associates, L.P. (f/k/a Chemical Venture Capital Associates, A California Limited Partnership) (hereinafter referred to as "CVCA"), whose principal business office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. The general partner of CVCA is Chase Capital Partners (f/k/a Chemical Venture Partners), a New York general partnership ("CCP"), whose principal business office is located at the same address as CVCA.

Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen, whose principal occupation is general partner of CCP and whose principal business office address (except for Mr. Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.


                                  John R. Baron
                             Mitchell J. Blutt, M.D.
                                Arnold L. Chavkin
                                Michael R. Hannon
                                Donald J. Hofmann
                                Stephen P. Murray
                               John M. B. O'Connor
                                Brian J. Richmand
                               Shahan D. Soghikian
                                Jeffrey C. Walker
                             Damion E. Wicker, M.D.

Mr. Soghikian's principal business office address is c/o Chase Capital Partners, 125 London Wall, London EC2Y5AJ, England.

Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation (f/k/a Chemical Capital Corporation), a New York corporation ("Chase Capital"), CCP Principals, L.P. (f/k/a CVP Principals, L.P.), a Delaware limited partnership ("Principals") and CCP European Principals, L.P., a Delaware limited partnership ("European Principals"), each of whose principal business office is located at the same address as CVCA. Chase Capital is a wholly owned subsidiary of The Chase

Manhattan Corporation (f/k/a Chemical Banking Corporation), a Delaware corporation. The general partner of each of Principals and European Principals is Chase Capital. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations of each executive officer of Chase Capital, each of whom is a U.S. citizen.

                                     3 of 9

                                  SCHEDULE 13D
                                  ------------

Issuer:  Gibraltar Packaging Group, Inc.                CUSIP Number: 374758-100
------                                                  ------------
--------------------------------------------------------------------------------

The Chase Manhattan Corporation ("Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. citizen.


To CVCA's knowledge, the response to Items 2(d) and (e) of Schedule 13D is negative with respect to CVCA and all persons regarding whom information is required hereunder by virtue of CVCA's response to Item 2.

Insofar as the requirements of Items 3-6 inclusive of this Schedule 13D Statement require that, in addition to CVCA, the information called for therein should be given with respect to each of the persons listed in this Item 2, including CCP, CCP's individual general partners, Chase Capital, Chase Capital's executive officers and directors, Principals, and Principals' controlling partner, European Principals and European Principals' controlling partner, Chase and Chase's executive officers and directors, the information provided in Items 3-6 with respect to CVCA should also be considered fully responsive with respect to the aforementioned persons who have no separate interests in the Issuer's Common Stock which is required to be reported thereunder. Although the definition of "beneficial ownership" in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), might also be deemed to constitute these persons beneficial owners of the Issuer's Common Stock acquired by CVCA, neither the filing of this statement nor any of its contents shall be deemed an admission that any of such persons is a beneficial owner of the Issuer's Common Stock acquired by CVCA or a member of a group together with CVCA either for the purpose of Schedule 13D of the Exchange Act or for any other purpose with respect to the Issuer's Common Stock.

Item 7.   Material to be Filed as Exhibits.
-------------------------------------------

              *1.Agreement and Plan of Reorganization, dated as of April 28, 1993, among the Issuer, Acquisition, Holdings, Niemand, CVCA and the Other Shareholders (without Exhibits or Appendices).

              *2.Letter Agreement, dated April 28, 1993, between the Issuer and CVCA.

              *3.Registration Rights Agreement, dated as of April 28, 1993, among the Issuer, CVCA and the Other Shareholders.

              *4.Agreement Among Shareholders, dated as of April 28, 1993, among

CVCA and the Other Shareholders.

SCHEDULE A
----------

              Item 2 information for executive officers and directors of Chase Capital.

SCHEDULE B
----------
               Item 2 information for executive officers and directors of Chase.

--------------------------------------------------------------------------------
*    Filed Previously

                                     4 of 9

                                  SCHEDULE 13D
                                  ------------

Issuer:  Gibraltar Packaging Group, Inc.                CUSIP Number: 374758-100
--------------------------------------------------------------------------------

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 1998                   CHASE VENTURE CAPITAL ASSOCIATES, L.P.
                                           By:   CHASE CAPITAL PARTNERS,
                                                 its General Partner

                                           By:/s/ Jeffrey C. Walker
                                              ---------------------
                                              Name:   Jeffrey C. Walker
                                              Title:  Managing General Partner



                                     5 of 9

                                  SCHEDULE 13D
                                  ------------

Issuer:  Gibraltar Packaging Group, Inc.                CUSIP Number: 374758-100
--------------------------------------------------------------------------------
                                                                      SCHEDULE A

                            CHASE CAPITAL CORPORATION

                               Executive Officers

  Name
  ----

  Chief Executive Officer                       William B. Harrison, Jr.*

  President                                     Jeffrey C. Walker**

  Executive Vice President                      Mitchell J. Blutt, M.D.**

  Vice President & Secretary                    Gregory Meridith*

  Vice President                                George E. Kelts**

  Assistant Secretary                           Robert C. Carroll*


                                    Directors

                            William B. Harrison, Jr.*
                               Jeffrey C. Walker**

--------
* Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o CCP, 380 Madison Avenue, 12th Floor, New York, NY 10017.

                                     6 of 9

                                  SCHEDULE 13D
                                  ------------

Issuer:  Gibraltar Packaging Group, Inc.                CUSIP Number: 374758-100
--------------------------------------------------------------------------------
                                                                      SCHEDULE B

                         THE CHASE MANHATTAN CORPORATION

                               Executive Officers*

                           Walter V. Shipley, Chairman
                         Thomas G. Labrecque, President
              William B. Harrison, Jr., Vice Chairman of the Board
               Donald L. Boudreau, Senior Executive Vice President
                  Marc Shapiro, Senior Executive Vice President
               Joseph G. Sponholz, Senior Executive Vice President

                                   Directors**
                                   ---------

                              Principal Occupation or Employment;
  Name                        Business or Residence Address
  ----                        -----------------------------
  Hans W. Becherer            Chairman of the Board
                              Chief Executive Officer
                              Deere & Company
                              8601 John Deere Road
                              Moline, IL 61265

  Frank A. Bennack, Jr.       President and Chief Executive Officer
                              The Hearst Corporation
                              959 Eighth Avenue
                              New York, NY  10019

  Susan V. Berresford         President
                              The Ford Foundation
                              320 East 43rd Street
                              New York, NY  10017

--------------------------------------------------------------------------------
* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

** Each of the persons named below is a citizen of the United States of America.

                                     7 of 9

                                  SCHEDULE 13D
                                  ------------

Issuer:  Gibraltar Packaging Group, Inc.                CUSIP Number: 374758-100
--------------------------------------------------------------------------------

                              Principal Occupation or Employment;
  Name                        Business or Residence Address
  ----                        -----------------------------
  M. Anthony Burns            Chairman, President and CEO
                              Ryder System, Inc.
                              3600 N.W. S2nd Avenue
                              Miami, FL  33166

  H. Laurance Fuller          Chairman of the Board and
                              Chief Executive Officer
                              Amoco Corporation
                              200 East Randolph Drive
                              Chicago, IL  60601

  Melvin R. Goodes            Chairman of the Board and Chief Executive Officer
                              Warner-Lambert Company
                              201 Tabor Road
                              Morris Plains, NJ  07950

  William H. Gray, III        President and Chief Executive Officer
                              The College Fund/UNCF
                              8260 Willow Oaks Corporate Drive
                              P.O. Box 10444
                              Fairfax, VA 22031

  George V. Grune             Chairman of the Board and Chief Executive Officer
                              The Reader's Digest Association, Inc.
                              Chairman of the Board
                              The DeWitt Wallace-Reader's Digest Fund
                              Lila Wallace-Reader's Digest Fund
                              Reader's Digest Road
                              Pleasantville, NY 10570

  William B. Harrison, Jr.    Vice Chairman of the Board
                              The Chase Manhattan Corporation
                              270 Park Avenue, 8th Floor
                              New York, NY  10017-2070

  Harold S. Hook              Retired Chairman of the Board
                              American General Corporation
                              2929 Allen Parkway
                              Houston, TX  77019

  Helene L. Kaplan            Of Counsel
                              Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue - Room 29-72
                              New York, NY  10022


                                     8 of 9

                                  SCHEDULE 13D
                                  ------------

Issuer:  Gibraltar Packaging Group, Inc.                CUSIP Number: 374758-100
--------------------------------------------------------------------------------

                              Principal Occupation or Employment;
  Name                        Business or Residence Address
  ----                        -----------------------------
  Thomas G. Labrecque         President
                              The Chase Manhattan Corporation
                              270 Park Avenue, 8th Floor
                              New York, NY  10017-2070

  Henry B. Schacht            Retired Chairman of the Board and
                              Chief Executive Officer
                              Lucent Technologies, Inc.
                              600 Mountain Avenue - Room 6A511 Murray
                              Hill, NJ 07974

  Walter V. Shipley           Chairman of the Board
                              The Chase Manhattan Corporation
                              270 Park Avenue, 8th Floor
                              New York, NY  10017-2070

  Andrew C. Sigler            Retired Chairman of the Board
                              and Chief Executive Officer
                              Champion International Corporation
                              1 Champion Plaza
                              Stamford, CT 06921

  John R. Stafford            Chairman, President and Chief
                              Executive Officer
                              American Home Products Corporation
                              Five Giralda Farms
                              Madison, NJ  07940

  Marina v.N. Whitman         Professor of Business Administration
                              and Public Policy
                              The University of Michigan
                              School of Public Policy
                              411 Lorch Hall, 611 Tappan Street
                              Ann Arbor, MI 48109-1220

                                     9 of 9